April 10, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Larry Spirgel

Re:	Clear Channel Communications, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007 File No. 1-09645
Dear Mr. Spirgel:
     This letter is in response to the Staff’s comments to the Company by its letter dated March 28, 2007 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Note A — Intangible Assets, page 64
1.	We note that you have a “geographically diverse portfolio of radio stations” and your markets are also geographically diverse and autonomous. Please identify your reporting units for the radio broadcasting segment and tell us how these reporting units were determined under paragraph 30 of SFAS 142 and EITF D-101. Include in your response a detailed analysis of the following factors:
•	The manner which you operate the radio business and the nature of those operations;

•	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent);

•	The extent to which your components share programming and advertising (including local and national). Tell us the names of the programs that are shared by all your component businesses and provide us with the percentage of the shared programming. Also, tell us the percentage of national programming shared by your component businesses;

•	Other than corporate assets, the extent to which the component businesses share physical assets, such as facilities and radio broadcast equipment;

Securities and Exchange Commission
April 10, 2007

•	The extent to which the component businesses share corporate assets such as management, accounting, engineering and other resources. We note that your “local radio markets are run predominantly by local management teams who control the formats selected for their programming;” and

•	Whether each of your component businesses continue to exhibit similar economic characteristics including long-term financial performance and describe in detail what information you analyze to make that determination. Also, tell us the profit margin of each component business for fiscal 2006, 2005 and 2004.
The Company determined that its reporting unit for radio broadcasting is the same level as its radio operating segment in accordance with ¶30 of SFAS 142 and EITF D-101. The Company’s goodwill results from the value of the synergies that are afforded by its geographically diverse portfolio of radio stations, which it also refers to as its national platform. These synergies result in incremental cash flow from regional and national advertisers that cannot be captured at the market level without a national platform. The Company also creates cost saving synergies through centralized corporate management and best practices which it shares across its radio stations.
The manner in which the Company operates its radio business and the nature of those operations
The Company determined its segment manager for its radio broadcasting segment is its President and CEO - Clear Channel Radio, in accordance with ¶14 of SFAS 131. The segment manager has executive vice presidents that report to him in charge of: (i) three regions of the United States, (ii) national sales (CCRS), (iii) program development, (iv) on-line music (CCOMR), (v) distribution development, (vi) syndicated programming and (vii) training and recruitment (Clear Channel University). Therefore, in addition to having executive vice presidents running different regions of the country, executive vice presidents are also responsible for ensuring different functions are shared across all of the regions. The segment manager is compensated based on the overall performance of the radio segment and a portion of the regional executive vice presidents’ salaries are based on the overall performance of the radio segment.
As of December 31, 2006, the Company owned 356 AM and 820 FM radio stations in over 300 markets. These stations comprise the Company’s radio broadcasting segment (the “segment”) which is currently divided geographically into three regions, the Western, Central and Eastern with an executive vice president responsible for radio operations within each respective region. Each executive vice president has individuals reporting to them who are responsible for certain clusters and markets within their region. All of the segment’s markets have a general manager responsible for the operations of the radio stations in their respective markets.
The Company’s radio broadcasting segment revenues are generated primarily from selling advertisements on its radio stations. Radio station inventory consists of advertisements of 60, 30 and 15 seconds, with shorter advertisements available as well. As part of the Company’s Less is More initiative, which was implemented across its national platform, it placed certain restrictions

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April 10, 2007

on the amount of advertising its stations could broadcast. Within these restrictions, each station determines how to sell advertisements based on its format and programming.
All of the segment’s radio stations utilize Viero Revenue Management Solutions (Viero), a suite of products designed to manage the revenue process from order entry to collection. Viero includes management applications such as inventory pricing and availability, production applications such as managing agency and advertiser master file information, order entry, sales confirmations, entering spots and scripts, verification that the advertisement ran at the correct time, entering spots and copying rotations into the on—air systems. Business applications of Viero include running credit checks, reviewing accounts receivable aging information and making credit decisions, generating and distributing invoices, entering payments and pre-payments, applying payments to client accounts, providing aging information to sales personnel, sending statements to clients, and collection follow-up. Sales management services of Viero include checking orders for rate and priority and determining rates and inventory availability. Viero consolidates management reporting information across the segment’s radio stations for use by senior management.
The segment’s markets contain multiple radio stations which are run by a single general manager. Each general manager, in consultation with the senior vice president of programming, determines which formats are utilized within their market. The formats are chosen to be complimentary among stations in a market in order to reach the largest target audience for its advertisers. The Company has two wholly-owned research providers, Broadcast Architecture (BA) and Critical Mass Media (CMM) to assist the general managers in determining how to best reach an audience. All of the segment’s radio stations use BA and CMM for their research needs and requirements in addition to outside vendors. The segment’s senior vice president of research is responsible for providing this information to all of its stations to help drive ratings and build revenue. This includes handling current needs as well as future planning based on market, technological and competitive changes.
The extent to which the Company shares programming and advertising (local and national). Tell us the names of the programs that are shared by the Company’s radio stations and provide the percentage of the shared programming. Also, tell us the percentage of national programming shared by the Company’s radio stations
Approximately 20% of the segment’s 2006 revenue was derived from national advertising. The segment has an executive vice president reporting directly to the segment manager responsible for providing national marketing solutions for all the segment’s radio stations. This group, CCRS, originates national sales sold across the segment’s national platform. For example, Pizza Hut purchased advertising spots from CCRS to air on the segment’s radio stations in certain markets in New York, New Mexico, Texas, California, Iowa, Colorado and others.
The company has numerous resources and initiatives that are available to all markets for the development of programming and content. The Company has branded names such as Mix, Kiss and Lite which individual markets can use with their selected formats. In addition, the Company is currently developing different versions of a rythmic adult contemporary format under various monikers used in several markets including Philadelphia (Energy), Rochester, (Snap) and Las

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April 10, 2007

Vegas (The Party). The segment utilizes voice tracking as well which enables on-air talent to broadcast across multiple radio stations. The segment has 406 daily instances, 116 of which are across its regions, of voice tracking where one of its stations provides voice tracking for a day-part to another of its stations. Finally, the segment has an internal creative web-site that local programmers utilize to share workparts and materials. Among other things, this website includes sample advertisements, as well as voice talent available for commercials. Program development also includes a format lab to provide the segment’s radio stations with an economical yet diverse array of programming options to fill their HD2 bandwidth. The lab provides different program channels available to the segment’s stations for internet streams as well.
In addition to the above resources, the segment’s Premiere Radio Networks entity syndicates radio programs and services and features the following personalities: Rush Limbaugh, Jim Rome, Casey Kasem, Ryan Seacrest, Glenn Beck, Bob (Kevoian) & Tom (Griswold), Delilah, Steve Harvey, Blair Garner, George Noory, Maria Bartiromo, Ty Pennington, Whoopi Goldberg, John Boy and Billy, Matt Drudge, Art Bell, Donald Trump, Big Tigger, and others. These personalities are made available first for broadcast on the segment’s radio stations. For example, the Rush Limbaugh Program is broadcast on approximately 150 of the segment’s radio stations in markets such as Boston, Pittsburgh, Atlanta, Cleveland, Denver, Los Angeles, New York and others. Rush Limbaugh is also broadcast on-line at approximately 50 of the segment’s radio station web-sites.
There are other centralized resources available to radio markets in addition to content and programming. CCOMR is a centralized approach to managing the segment’s web-sites and allows it to obtain the most competitive pricing on its bandwidth and allows for targeting national advertisers. For example, some advertisers have run national campaigns on radio station web-sites across the national platform.
The segment has a creative services group of writers and producers that provides scripts or fully produced advertising spots available to its radio stations. The creative services group can provide advertising campaigns that include consumer research, strategy and creative examples. A local account executive starts the process by filling out a creative brief. From there, the creative services group develops strategy, writes scripts and produces final custom advertisements.
Clear Channel University is designed to provide the segment’s sales employees with training and development resources. Clear Channel University has an intranet site designed to be a resource for sales employees, offering computer-based training and a myriad of additional online resources including sample proposals, best practices, success stories, tips, advice, how-to articles, and other educational tools geared towards enhancing the knowledge and skills of the segment’s sales force. Clear Channel University also provides resources for employee recruiting, selection and development.
The segment does not track the percentage of national programming shared by its radio stations.

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April 10, 2007

Other than corporate assets, the extent to which the radio stations share physical assets, such as facilities and radio broadcast equipment
Radio stations in each of the segment’s markets are typically housed in a single studio facility in order to share equipment and efficiently utilize the IT and building infrastructure needed for operations. Common equipment systems shared by stations in a market include the on air system, traffic and billing computers and equipment shared to convert high definition digital broadcasting. In addition, radio stations in each market share broadcast towers to deliver their programming. For many markets, there are several station antennas and transmitters on one tower.
The segment shares a pool of assets for disaster recovery which are spread around the country so it can reach locations quickly and return stations to the air after natural or manmade disasters. These disaster hubs are located in Atlanta, Orlando, Philadelphia, Sacramento, San Diego and Tulsa. The disaster recovery assets consist of generators that can be towed to the site in the case of power interruptions, mobile trucks with AM and FM transmitters in case the station’s transmitter is destroyed, satellite phones in case communications are disrupted and RVs to be used as temporary housing for personnel.
The extent to which businesses share corporate assets such as management, accounting, engineering, and other resources
Broadcast Accounting Shared Services Center. The Company utilizes a centralized accounting process. Transactions are initiated at the local level, however review, recording and approval are performed through the Company’s broadcast accounting shared services center in San Antonio. Revenue and accounts receivable are recorded through Viero. Accounts payable, payroll, capital asset management and general ledger processes and transactions are recorded through the PeopleSoft enterprise reporting system. Transactions generated from both Viero and PeopleSoft are reviewed by the broadcast accounting shared services center.
The broadcast accounting shared services center sets policies, designs business processes, performs entity level accounting controls and provides financial compliance reports for the segment as a whole. The broadcast accounting shared services center also provides training and education to the business managers on accounting policies, business processes and Section 404 compliance. The Company also uses a centralized cash management and lock box system managed by the Clear Channel corporate Treasurer.
Radio Engineering Group. The radio engineering group provides corporate services to the segment’s radio stations in order to leverage specialized technical skills and achieve economies of scale. These include:
Field Technical Services: The Company has a team of regional engineers who help radio markets with major projects such as new towers or signal upgrades, studio construction, conversions to digital and technical support.
Technical Regulatory Filings and Compliance: All technical regulatory filings made on behalf of the segment’s radio stations with the FCC, FAA, NEPA and other regulatory agencies are made by a team based in Tulsa Oklahoma.

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FCC Public File review and audit: A team in Tulsa has developed a computer application that enables auditors at the corporate level to review the public files which stations are required to maintain, and provide guidance to keep them correct and compliant.
Capital Budget Stewardship. In order to maximize the Company’s buying power as a group, ensure compliance with SOX, and manage the approved budget, the segment maintains a Capital Management team in Tulsa as part of the Corporate Engineering group. That team is responsible for the following:
•	Collecting requests to meet the stations’ capital needs and evaluating the comparative merit of various proposed capital investments in order to prepare the segment’s annual budget.

•	Processing invoices as they are received electronically via PeopleSoft from the individual markets to ensure the capital items qualify for capitalization under GAAP, are items that were in fact approved for purchase pursuant to the approved project (corporate oversight) and that purchases are within the allotted budget for each project.

•	Aggregating all the approved capital purchases, negotiating group purchases, obtaining competitive bids, and managing the purchasing process to leverage the group’s buying power across the individual stations.

•	Reforecasting annual capital spending on a monthly basis based on projected and actual expenditures.
Whether goodwill is recoverable from the separate operations of the Company’s radio stations or from two or more stations working in concert (which might be the case if the components are economically interdependent)
EITF D-101 states that the fact that a component extensively shares assets and other resources of the operating segment may be an indication that the components are either not a business or may be economically similar to those other components. The Company believes that its radio stations are economically interdependent based on its sharing of resources. As discussed, the nature of the segment’s radio operations, the services offered, the service delivery methods, and the customers in its markets are homogeneous. The Company believes the most efficient way to run its radio operations is through centralized processes discussed above that can be distributed across its national platform based on the needs of its local general managers. In addition, local management can share best practices which can also be implemented across the national platform. Therefore, due to the similarities of its radio operations across its regions, the segment is able to utilize both a top down and bottom up approach to sharing information and managing its radio operations.
Whether each of the Company’s radio stations continue to exhibit similar economic characteristics including long-term financial performance and describe in detail what information the Company analyzes to make that determination. Also tell us the profit margin of each component business for fiscal 2006, 2005 and 2004.
The Company determined that its reporting unit for radio broadcasting is the same level as its radio operating segment in accordance with ¶30 of SFAS 142 and EITF D-101 based on the way it is managed and operated, the sharing of resources across its national platform and the economic similarities of its radio stations. The Company understands that an observation the FASB staff made in EITF D-101 is that an entity may aggregate operating segments into a single

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April 10, 2007

reporting segment based on the criteria in ¶17 of SFAS 131. However, if the operating segments are based in different geographic locations, the FASB staff believes that fact might lead to one or more of the operating segments to be economically dissimilar and thus be a reporting unit for purposes of testing goodwill for impairment. The Company periodically reviews the segment to assure its underlying operations continue to exhibit similar economic characteristics. This review is currently performed at the regional level. A key metric that the company uses to manage its radio operations is operating income before depreciation, amortization and non-cash compensation (“OIBDAN”). The Company recently reviewed the OIBDAN margins of the radio stations in the three different geographic regions for fiscal 2006, 2005 and 2004. The following table summarizes those results:

	2006	2005	2004
East	43%	42%	49%
Central	42%	40%	45%
West	44%	41%	45%
Therefore, based on the qualitative and quantitative economic similarities of its radio operations, the Company did not identify separate components of its radio broadcasting segment as reporting units for purposes of testing goodwill for impairment.
* * * *
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays
President and Chief Financial Officer